UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

C. 20549 WASHINGTON, D.

FORM 11-K

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File No. 001-32269

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Extra Space Management, Inc. 401(k) Plan

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Extra Space Storage, Inc.

2795 East Cottonwood Parkway, Suite 400

Salt Lake City, Utah 84121

Extra Space Management, Inc. 401(k) Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To The Plan Administrator of the

Extra Space Management, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Extra Space Management, Inc. 401(k) Plan (the Plan) as of December 31, 2012, and the related statement of changes in assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.  The statement of net assets available for benefits of the Plan as of December 31, 2011 was audited by other auditors.  Their report, dated June 20, 2012, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2012 and the changes in  net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2012 basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Haynie and Company
Salt Lake City, Utah
July 1, 2013

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Extra Space Management, Inc. 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Extra Space Management, Inc. 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined it is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Extra Space Management, Inc. 401(k) Plan as of December 31, 2011 and 2010, and the changes in assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011, and supplemental Schedule H, line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  The supplemental schedules are the responsibility of the Plan’s management and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LLC
Salt Lake City, Utah
June 20, 2012

Extra Space Management, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets

Investments, at fair value:
Money market	$2,864,669	$2,904,580
Mutual funds	23,245,616	19,674,654
Extra Space Storage Inc. common stock	1,169,836	687,909

Total investments	27,280,121	23,267,143

Receivables:
Notes receivable from participants	838,238	750,818
Participant contributions	43,320	89,032
Employer contributions	21,055	42,935

Total receivables	902,613	882,785

Total assets available for benefits	$28,182,734	$24,149,928

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan

Statement of Changes in

Net Assets Available for Benefits

For the Year Ended
December 31, 2012

Additions:

Investment Income

Net appreciation in fair value of investments	$2,700,710

Interest and dividends	731,222

Contributions:
Participants	2,233,459
Employer	1,214,073
Rollover	102,669

Total contributions	3,550,201

Total additions	4,281,423

Deductions:
Benefits paid to participants	2,928,850
Administrative expenses	20,477

Total deductions	2,949,327

Net appreciation in assets available for benefits	4,032,806

Net assets available for benefits:
Beginning of the year	24,149,928

End of the year	$28,182,734

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements

1.              DESCRIPTION OF PLAN

The following description of the Extra Space Management, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers all employees of Extra Space Management, Inc. (“Sponsor”) who have reached age 21.  Field employees are eligible after one year of service and corporate employees are eligible after 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Extra Space Storage, Inc. (the “Company”) appoints a committee to administer the Plan.  As of December 31, 2012, the Plan Administrative Committee was comprised of four members of management, with Fidelity Management Trust Company (“Fidelity” or “Trustee”) acting as Trustee.

Contributions

Contributions are made to the Plan by both employees and the Sponsor.  Employee contributions to the Plan are deferrals of the employee’s compensation made through a direct reduction of compensation in each payroll period.  Participating employees may contribute a percentage of their annual compensation up to 60% of eligible compensation, or $17,000.  The Plan also provides participants who are age 50 or older by the end of the calendar year, and who are making deferral contributions to the Plan, the option to make catch-up contributions of up to $5,500 per year.  The Sponsor matches 100% of the employees’ pretax contributions not in excess of 3% of the employees’ compensation, plus 50% of the amount of the employees’ pretax contributions that exceed 3% of the employees’ compensation, the sum of which may not exceed 5% of the employees’ compensation.  The Plan Sponsor, at its discretion, may make an additional matching contribution, not to exceed 4% of the employees’ compensation.  Participants direct the investment of their contributions and the Sponsor’s match into various investment options offered by the Plan.

Participant Accounts

Each participant’s account is adjusted for the participant’s contribution, the Sponsor’s matching contribution, expenses, and earnings and losses specifically identified with the participant’s investment account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the Sponsor’s matching contributions.

Notes Receivable from Participants

Participants may borrow from their Plan accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their account balance.  These loans are subject to a repayment period of no more than five years, unless the loan is withdrawn for the purchase of a participant’s primary residence, in which case the repayment period may not extend beyond 10 years.  The loans are secured by the balance in the participant’s account, and principal and interest payments are paid ratably by the participant through payroll deductions.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

1.              DESCRIPTION OF PLAN - Continued

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts would be distributed among the participants in accordance with the terms set forth in the Plan.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested benefits in his or her account.  Under certain circumstances, including financial hardship, participants may withdraw their contributions prior to the occurrence of these events.  The Plan Administrators make determinations related to hardship withdrawals.  Vested accounts for terminated employees which do not exceed $5,000 but are greater than $1,000 are automatically rolled over into an individual retirement account.  Accounts which are less than $1,000 are automatically distributed in a lump sum.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Options

The Plan’s assets are invested in various investment options offered by the Trustee and in stock of the Sponsor, as directed by Participants.  Participants may change their investment options at will.

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrators to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.  Certain of those key estimates include the fair value of investments.

Investment Valuation and Income Recognition

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stocks was derived from quoted market prices as all of these instruments have active markets. The money market portfolio is stated at cost, which approximates fair value.

Net appreciation in the fair value of investments includes realized and unrealized gains (losses) on investments, and is recognized in income currently.  Net unrealized gains (losses) represent the difference between the book value (which represents the prior year ending fair value, or cost if the investment was purchased during the year) and the fair value of investments held at year-end.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Dividends and interest are reinvested as earned.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

The Sponsor pays all administrative expenses of the Plan, except for the loan processing fees and fees associated with additional participant services. The fees associated with loan processing and additional services are paid by the participant’s account.  Total administrative fees paid by the Sponsor were $20,477 for the year ended December 31, 2012.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recognized over the terms of the notes at the rate specified in the loan documents.  As of December 31, 2012, outstanding loans totaled $838,238 with interest rates ranging from 4.25% to 10.25% and maturity dates ranging from January 15, 2013 to March 4, 2022.  Fees related to notes receivable from participants are recorded as administrative expenses when they are incurred.  If a participant defaults, the carrying amount of the note receivable from the participant is eliminated and a benefit payment is recorded at the time the participant has a distributable event. Notes receivable from participants are considered delinquent when payments are not made in accordance with the terms of the note and are evaluated to determine if they are in default.

Fair Value Measurements

The Plan reports investments in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements.  The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

Level 1 inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated  by observable market date.

Level 3 inputs are unobservable and significant to the valuation methodology.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

All investments in the Plan are valued using Level 1 inputs and are summarized below for the end of the year indicated.

	December 31,
	2012	2011
Mutual Funds:
Large Cap	$6,879,460	$6,310,391
Mid Cap	2,204,927	1,985,880
Small Cap	1,995,785	1,666,039
International	2,682,760	2,318,132
Blended Investment	4,168,947	3,044,720
Specialty	308,117	185,564
Bond Investments	5,005,620	4,163,928

Total Mutual Funds	23,245,616	19,674,654

Money Market Accounts	2,864,669	2,904,580
Extra Space Storage, Inc. Common Stock	1,169,836	687,909

Total Investments	$27,280,121	$23,267,143

The Plan’s valuation methodology used to measure the fair values of mutual funds, money market and common stocks was derived from quoted market prices as all of these instruments have active markets.

New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update No. 2011-04, which amends ASC Topic 820, “Fair Value Measurements and Disclosures,” to result in common fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe fair value measurement requirements and disclosures, but often do not result in a change in the application of current guidance. Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure. This guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have an impact on the Plan’s financial statements.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

3.              PLAN INVESTMENTS

The following table presents the fair value of investments as of December 31, 2012 and 2011.  Investments that represent 5% or more of the Plan’s assets available for benefits are separately identified.  All investments are participant directed.

	2012	2011
Mutual Funds:
PIMCO Total Return Fund	$3,964,389	$3,247,834
Fidelity Spartan U.S. Equity Index	3,391,675	3,229,340
Fidelity Capital Appreciation Fund	2,715,566	2,365,800
Fidelity International Discovery Fund	2,076,219	1,736,160
MSIF Mid Cap Growth	1,381,128	1,425,094
Fidelity Balanced Fund	1,301,547	1,207,776
LOOMIS Small Cap Value Fund	1,366,652	1,168,257
Other Funds*	7,048,438	5,294,393
Extra Space Storage Inc. Common Stock*	1,169,836	687,909
Fidelity Retirement Money Market Portfolio	2,864,669	2,904,580

Total Investments	$27,280,121	$23,267,143

* - Individual investments do not represent 5% of plan assets.  Disclosed for informational purposes only.

During 2012, the Plan’s investments in mutual funds and Extra Space Storage, Inc. common stock (including investments bought, sold and held during the year) appreciated in value as follows:

Mutual Funds	$2,331,672
Extra Space Storage Inc. common stock	369,039

$2,700,711

4.              PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2012, the Plan’s assets consisted of mutual funds issued by the Trustee and participant loans extended to participants.  The Trustee is considered a party-in-interest because it manages the Plan’s assets.  Participants are also considered parties-in-interest.

Transactions associated with the shares of common stock of the Company are also considered exempt party-in-interest transactions.  As of December 31, 2012, the Plan held 32,112 shares of Company common stock.  Total outstanding Company common stock as of December 31, 2012, was 110,737,205 shares.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements - Continued

4.              PARTY-IN-INTEREST TRANSACTIONS - Continued

During the year ended December 31, 2012, the Plan had the following transactions involving the Company’s common stock:

Shares purchased	7,412
Shares sold	(3,644)
Cost of shares purchased	$197,354
Gain realized on shares sold	$47,221
Dividend income earned	$26,083

5.              RISKS AND UNCERTAINTIES

The Plan provides for investment in various investment securities.  In general, these securities are exposed to various risks, such as interest rate, market, and credit in addition to changes in economic conditions.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

6.              INCOME TAX STATUS

The Plan has adopted a non-standardized prototype plan for which the Internal Revenue Service has issued an opinion letter dated March 31, 2008, covering the qualification of the Plan under the appropriate sections of the Internal Revenue Code.  The Plan Administrators believe that the Plan continues to operate in accordance with the requirements to qualify for tax-exempt status.  Accordingly, no provision for income taxes is included in the accompanying financial statements.

Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities.  Plan management has concluded that as of December 31, 2012, there are no uncertain tax positions that require either recognition or disclosure in the financial statements.  The Plan is subject to routine audits by taxing authorities for tax years for which the applicable statutes of limitations have not expired. There are currently no audits for any tax periods in progress.  Plan management believes it is no longer subject to income tax examinations for years prior to 2009.

Extra Space Management, Inc. 401(k) Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2012

Employer Identification Number: 87-0405300

Plan Number: 001

(a)		(c)
Party in	(b)	Description	Number of	(e)
Interest	Identity of Issue	of Investments	Units	Current Value

	PIMCO Total Return Fund	Mutual Fund	352,704	$3,964,389
*	Fidelity Spartan U.S. Equity Index	Mutual Fund	67,175	3,391,676
*	Fidelity Retirement Money Market Portfolio	Money Market	2,864,669	2,864,669
*	Fidelity Capital Appreciation Fund	Mutual Fund	92,429	2,715,566
*	Fidelity International Discovery Fund	Mutual Fund	62,783	2,076,219
	Morgan Stanley Institutional Fund Trust Mid Cap	Mutual Fund	41,351	1,381,128
*	Fidelity Balanced Fund	Mutual Fund	64,497	1,301,547
	Loomis Sayles Small Cap Value Fund	Mutual Fund	45,845	1,366,652
*	Fidelity Capital & Income Fund	Mutual Fund	109,603	1,041,231
*	Extra Space Storage, Inc. Common Stock	Common Stock	32,112	1,169,836
*	Fidelity Freedom Fund 2020	Mutual Fund	54,101	774,185
	American Beacon Investor Class (Large Cap Value)	Mutual Fund	37,596	772,218
	GS Mid Cap Value A	Mutual Fund	21,107	823,799
	Conestoga Small Cap	Mutual Fund	25,185	629,133
	Janus Overseas - Class T Shares	Mutual Fund	10,369	354,521
*	Fidelity Freedom Fund 2040	Mutual Fund	58,719	485,016
*	Fidelity Freedom Fund 2030	Mutual Fund	20,980	298,545
*	Fidelity Spartan International Index Fund	Mutual Fund	7,352	252,019
*	Fidelity Freedom Fund 2035	Mutual Fund	28,099	332,408
*	Fidelity Freedom Fund 2045	Mutual Fund	31,485	307,923
	Franklin Natural Resources A	Mutual Fund	8,213	271,860
*	Fidelity Freedom Fund 2025	Mutual Fund	17,301	206,746
*	Fidelity Freedom Fund 2050	Mutual Fund	24,310	234,350
*	Fidelity Freedom Fund 2015	Mutual Fund	7,807	92,198
*	Fidelity Freedom Fund 2055	Mutual Fund	567	5,599
*	Fidelity Freedom Fund Income	Mutual Fund	6,392	74,854
	PIMCO Commodity Real Return A	Mutual Fund	5,561	36,257
*	Fidelity Freedom Fund 2000	Mutual Fund	2,387	29,529
*	Fidelity Freedom Fund 2010	Mutual Fund	1,361	19,215
*	Fidelity Freedom Fund 2005	Mutual Fund	610	6,833
*	Loans to participants, at cost, which approximates fair value, at interest rates ranging from 4.25% to 10.25% and maturities ranging from January 15, 2013 to March 4, 2022.			838,238
				$28,118,359

* Denotes a party-in-interest as defined by ERISA.

Note:  Column (d), cost, has been omitted  as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Extra Space Management, Inc. 401(k) Plan

Date: July 1, 2013	/s/ P. Scott. Stubbs
P. Scott Stubbs
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)